                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               WORK RECOVERY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    981370307
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Dorcas Hardy, 2341 S. Friebus, Tuscon, Arizona 85713 (520) 322-6634
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 1, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 8 pages)

                                                               Page 2 of 8 Pages
                                  SCHEDULE 13D
CUSIP No. 981370307

================================================================================
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Allsup, Inc.   37-1170934
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   BK
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Illinois
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
NUMBER
                      2,573,555 shares
OF SHARES          -------------------------------------------------------------
                   8  SHARED VOTING POWER
BENEFICIALLY
                      - 0 -
OWNED              -------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
BY EACH
                      2,573,555 shares
PERSON             -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER
WITH
                      - 0 -
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,573,555 shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   17.5%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages

Item 1. Security and Issuer.

     This statement relates to the shares of common stock, par value $.01 per share (the "Common Stock") of Work Recovery, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 2341 S. Friebus, Tuscon, Arizona 85713.


Item 2. Identity and Background

     This statement is filed on behalf of Allsup, Inc., an Illinois corporation ("Allsup"). Allsup's primary business is the provision of financial services to disabled persons, with its principal executive office at 300 Allsup Place, Belleville, Illinois 62223.

     Attached hereto as Schedule I is the information required by Items 2(a) -
(c) and 2(f) with respect to each executive officer and director of Allsup. To the best of the knowledge of Allsup, no other person controls Allsup.

     Neither Allsup, nor to the best of its knowledge any person listed on
Schedule I hereto, has been, during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

     Work Recovery, Inc., a Colorado corporation ("WRIC") filed for relief pursuant to Chapter 11 of Title 11 of the United States Code, Case No. 96-1640 TUC-JMM in the United States Bankruptcy Court for the District of Arizona. The Court confirmed a Restated Amended Joint Plan of Reorganization dated November 26, 1996 (the "Plan"), the effective date of which was February 1, 1997. The Company is the reorganized debtor under the Plan.

     On February 26, 1996, Allsup loaned $500,000 to WRIC. Under the Plan, Allsup had the option to convert the outstanding balance of the loan, including accrued and unpaid interest, into shares of Common Stock. Allsup elected to convert the outstanding balance of the loan on February 1, 1997, and acquired 363,969 shares of Common Stock at $1.50 per share. Allsup borrowed funds under its credit line with Mark Twain Illinois Bank to lend to WRIC. Allsup has since repaid this amount from its earnings.

     On November 7, 1996, during the post-petition bankruptcy period, Allsup loaned an additional $500,000 to WRIC with an option to convert the outstanding balance of the loan, including accrued and unpaid interest, to shares of Common Stock. Allsup elected to convert the outstanding balance of the loan on February 1, 1997, and acquired 341,200 shares of Common Stock at $1.50 per share. Allsup borrowed funds under its credit line with Mark Twain Illinois

                                                               Page 4 of 8 Pages

Bank to lend to WRIC. Allsup's obligation under the credit line remains outstanding and interest payments are current.

     On January 31, 1997, Allsup acquired 1,868,386 shares of Common Stock from the Company for a total price of $1,000,000. Allsup borrowed funds under its credit line with Mark Twain Illinois Bank to acquire the shares of Common Stock.


Item 4. Purpose of Transaction

     The purpose of the acquisition of Common Stock by Allsup is to facilitate the emergence of the Company out of bankruptcy under the Plan. Under the Plan, the Company has issued to Allsup warrants to acquire an additional 300,000 shares of Common Stock at a price of $2.50 per share within 200 days after February 1, 1997. Should Allsup elect to purchase all or a portion of the 300,000 shares, the stock certificates delivered to Allsup shall contain a restriction that Allsup may not resell the shares for a period of two years from the date of issuance.

     To provide further financial support to the Company, on January 30, 1997, Allsup, jointly with another lender, Quest Trading, Inc. (collectively, "the Lenders"), entered into a Loan Agreement with the Company whereby the Lenders would, in the aggregate, establish a credit line of $2,000,000 having a maturity date of December 31, 1997 (the "Loan Agreement"). For establishing the credit line, the Company agreed to grant to the Lenders options to purchase 100,000 shares of Common Stock at a price equal to 60% of the average daily closing price of the Common Stock for the first five business days beginning February 3, 1997. In addition, at the time that the average outstanding principal balance of the loan first equals or exceeds $500,000, $1,000,000, $1,500,000, and
$2,000,000 during any calendar month, the Lenders will receive options to purchase 75,000 shares of Common Stock at a price equal to 60% of the average daily closing price for every trading day during such calendar month. Each of the Lenders shall receive a pro rata portion of the options based upon its portion of advances made under the Loan Agreement. Allsup anticipates borrowing funds under its credit line with Mark Twain Illinois Bank to extend advances to the Company.

     In the event any indebtedness remains unpaid under the Loan Agreement after December 31, 1997, each of the Lenders, within 30 days after such date, is permitted to convert the indebtedness, including accrued and unpaid interest and attorneys' fees incurred in connection with the Loan Agreement, into Common Stock based upon their respective pro rata interest in the outstanding indebtedness. The conversion rate for such indebtedness is the lesser of: (a) the average of the daily closing prices of the Common Stock for the five business days prior to each advance under the Loan Agreement; or (b) the average of the daily closing prices of the Common Stock for the five business days after the maturity date. Should Allsup elect to exercise its options or conversion right under the Loan Agreement, the stock certificates delivered to Allsup shall contain a restriction that Allsup may not resell the shares for a period of two years from the date of issuance.

     Allsup does not contemplate any extraordinary corporate transaction involving the Company nor the sale or transfer of a material amount of assets of

                                                               Page 5 of 8 Pages

the Company. Material financial and marketing plans of the Company are disclosed in the Plan, which is attached hereto as Exhibit 3 and made a part hereof, and in other public disclosures.

     Mr. Jerald L. Fenstermaker, Director, Vice President and Chief Operating Officer of Allsup became a member of the Board of Directors and the Acting Chief Financial Officer of the Company on the effective date of the Company's Plan. Allsup is unaware of any plans to add or replace any members of the Company's Board of Directors.

     At the present time, Allsup has no plans or proposals which would make any material change in the Company's capitalization or dividend policy, business or corporate structure, charter, bylaws or other corresponding instruments. Under the terms of an Investment Agreement between Allsup and the Company dated October 11, 1996 (the "Investment Agreement"), a copy of which is attached hereto as Exhibit 2 and made a part hereof, the parties agree to explore ways in which the goals of any existing joint marketing program may be realized. Allsup has agreed for a period of four years not to directly or indirectly attempt to take control of the Company without its prior written consent.

     Allsup has no present plans or proposals which would cause the delisting of any class of securities of the Company from a national securities exchange nor the cessation of any quotation thereof on any quotation system, and has no present intent to cause any class of equity securities of the Company from becoming eligible for termination pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.


Item 5. Interest in Securities of the Issuer.

     Allsup holds, with sole voting and dispositive power, 2,573,555 shares of the Company's Common Stock, representing approximately 17.5% of the issued and outstanding shares. None of the identified persons listed in Item 2 presently hold, nor have they in the past ever held, securities of the Company.

     Other than the transactions described in Item 3, there have been no transactions involving the Company's Common Stock effected in the past 60 days by any person named in Item 2.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Allsup, nor the shares that may be acquired by Allsup under the terms of the options, warrants and conversion rights as described in Item 4.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

                                                               Page 6 of 8 Pages

Item 7. Material to be Filed as Exhibits.

     1. Commercial/Agricultural Revolving or Draw Note - Variable Rate between Allsup, Inc. and Mark Twain Illinois Bank dated October 15, 1996.

     2. Investment Agreement between Allsup and Work Recovery, Inc. dated October 11, 1996.

     3. Restated and Amended Joint Plan of Reorganization of Work Recovery, Inc. dated November 26, 1996.

     4. Loan Agreement among Allsup, Inc. and Quest Trading, Inc., and Work Recovery, Inc. dated January 30, 1997.

                                                               Page 7 of 8 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         February 10, 1997              /s/ Robert E. Sylvia
--------------------------------------  ----------------------------------------
                 Date                   Allsup, Inc.
                                        By:    Robert E. Sylvia
                                        Title: Vice President, Operations

                                                               Page 8 of 8 Pages

                                   Schedule I

                Directors and Executive Officers of Allsup, Inc.


     Set forth below are the names, residence or business address, principal occupation or employment (together with the name, principal business and address of the employer, if other than Allsup, Inc.) and citizenship of each of the directors and executive officers of Allsup, Inc.

     James F. Allsup, President, Chief Executive Officer and Director of Allsup, Inc.; 300 Allsup Place, Belleville, IL 62223; U.S.A.

     Jerald L. Fenstermaker, Vice President, Chief Operating Officer and Director of Allsup, Inc.; 300 Allsup Place, Belleville, IL 62223; U.S.A.

     Robert E. Sylvia, Vice President of Allsup, Inc.; 300 Allsup Place, Belleville, IL 62223, U.S.A.

     Alan J. Dixon, Director of Allsup, Inc.; Attorney, Bryan Cave LLP; a law firm; 211 N. Broadway, Suite 3600, St. Louis, MO 63102-2750; U.S.A.

     John S. McCarthy, Director of Allsup, Inc.;Managing General Partner, Gateway Associates, Suite 1190, 8000 Maryland Avenue, St. Louis, MO 63105; U.S.A.

     George M. Morvis, Director of Allsup, Inc.; President and CEO, Financial Shares Corporation, 62 W. Huron Street, Chicago, IL 66610; U.S.A.

     James M. Usdan, Director of Allsup, Inc.; President and CEO, RehabCare Group, Inc., Suite 1700, 7733 Forsyth Boulevard, Clayton, MO 63105; U.S.A.